Exhibit 17.1

September 24, 2026

Via Email

Mr. John H. Ruiz, Chief Executive Officer and Chairman of the Board Mr. Frank C. Quesada,
Chief Legal Officer

MSP Recovery, Inc.

3150 SW 38th Avenue, Suite 1100, Miami, FL 33146

Re:	Resignation from the Board of Directors of MSP Recovery, Inc.

Dear Messrs. Ruiz and Quesada:

I hereby resign as a member of the board of directors of MSP Recovery, Inc. (the “Company”) and from all committees thereof, effective immediately.

This resignation does not waive, release, or otherwise affect any of my rights, claims, or entitlements, including, without limitation, my rights to accrued and unpaid compensation, and to indemnification, advancement of expenses, exculpation, and insurance coverage for any acts, omissions, or service prior to or as of the date hereof under the Company’s Certificate of Incorporation, Bylaws, any indemnification agreement, applicable law, and any directors’ and officers’ liability insurance policies, all of which are expressly reserved.

Respectfully,

Michael F. Arrigo
cc:

Luis Salazar, Esq., Cole Schotz P.C.

Matthew Dontzin, Esq., counsel to the independent directors